September 27, 2024

Jay McEntee
Chief Executive Officer
Launch Two Acquisition Corp.
180 Grand Avenue, Suite 1530
Oakland, CA 94610

       Re: Launch Two Acquisition Corp.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed September 23, 2024
           File No. 333-280965
Dear Jay McEntee:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 20, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-1 dated September 23, 2024 Risk Factors
Risks Relating to our Management Team
The ownership interest of our sponsor may change, and our sponsor may . . ., page 74

1. We acknowledge your revision in response to prior comment 1. Please expand your risk factor to discuss the risks to the company's ability to consummate a business combination arising from the sponsor's removal prior to identifying a business combination target, including, for example, the risk that any replacement sponsor may not successfully identify a business combination target.
 September 27, 2024
Page 2

       Please contact Eric McPhee at 202-551-3693 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact
Pearlyne Paulemon at 202-551-8714 or Isabel Rivera at 202-551-3518 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Stuart Neuhauser